

Suite 1560 – 200 Burrard St.
Vancouver, BC, V6C 3L6
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G　　　　**Toronto Stock Exchange: WRM**
New York Stock Exchange: GG　　**American Stock Exchange: WHT**

GOLDCORP COMPLETES ACQUISITION OF
BERMEJAL GOLD DEPOSIT IN MEXICO

Vancouver, BC, March 31, 2005 – Goldcorp Inc. (TSX: G; NYSE: GG), and Wheaton River Minerals Ltd. (TSX: WRM; AMEX: WHT) (together "Goldcorp"), are pleased to announce that they have completed the acquisition by their Mexican operating arm, Luismin, of the 2.4 million ounce Bermejal Gold Deposit in Mexico for cash consideration of US$70 million from Minera El Bermejal, S. de R.L. de C.V., a joint venture of Industrias Peñoles S.A. de C.V. and Newmont Mining Corporation.

The Bermejal Gold Deposit is located 2 kilometres south of Goldcorp's Los Filos Gold Deposit, where feasibility studies are nearing completion. The acquisition increases Goldcorp's current measured and indicated mineral resources in the Guerrero Gold Belt district to nearly 6 million ounces of gold. The immediate proximity to Goldcorp's Los Filos Gold Deposit will allow the use of a joint processing facility for ore from both deposits and should result in the Los Filos project becoming the largest gold mining operation in Mexico, with average annual production expected to exceed 300,000 ounces. For further details of the indicated mineral resource estimate for the Bermejal Gold Deposit, please see the press release of Goldcorp dated March 22, 2005.

In February 2005, Goldcorp announced that its offer for Wheaton River was successful and this merger is expected to be finalized in April 2005. The combined company, which continues as Goldcorp under the direction of Wheaton River management, creates the world's lowest cost million ounce gold producer, with 2005 gold production expected to exceed 1.1 million ounces of gold at a cash cost of less than US$60 per ounce. By 2007, gold production is expected to grow to over 1.5 million ounces. The combined company has a strong balance sheet with approximately US$500 million in cash and gold bullion, and no debt.

Cautionary Statements

Safe Harbour Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Wheaton or Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Wheaton and Goldcorp have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

This news release uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that, while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
1560-200 Burrard Street
Vancouver, British Columbia, V6C 3L6
Telephone: (604) 696-3011
Fax: (604) 693-3001
Email: info@goldcorp.com
Website: www.goldcorp.com